Editorial Contact:      Joyce A. Saltzman
                        1 412 553 4467

Investor Relations:     Charles D. McLane
                        Randall J. Killeen
                        1 412 553 2231

ALCOA COMPLETES CASH TENDER OFFER FOR HOWMET AND ANNOUNCES SUBSEQUENT OFFERING PERIOD

PITTSBURGH, June 15, 2000 -- Alcoa Inc. announced today the completion of its $21 per share cash tender offer for all outstanding publicly held shares of common stock of Howmet International Inc. The tender offer expired at 12:00 Midnight Eastern Daylight Savings Time (EDST) on Wednesday, June 14, 2000, at which time approximately 14,562,735 shares of Howmet common stock were validly tendered, including guaranteed deliveries. Payment for the shares of the stock purchased during the initial offering period will be made promptly through ChaseMellon Shareholder Services, L.L.C., the depositary for the tender offer. After payment for the deposited shares, Alcoa will own approximately 99.2% of the total issued and outstanding shares of Howmet common stock.

      As previously announced, Alcoa will provide a subsequent offering period of three business days for the Howmet tender offer, which begins today at 9:00 a.m. EDST and expires at 12:00 Midnight EDST on Monday, June 19, 2000. The same price paid during the initial offering is extended through the subsequent offering period: $21 per share, net to the seller in cash, to Howmet stockholders. Shares that are tendered during the subsequent offering period may not be withdrawn.

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Alcoa (NYSE: AA)
Howmet International (NYSE:  HWM)